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                                  AMENDMENTS TO
              THE VONS COMPANIES, INC. MANAGEMENT STOCK OPTION PLAN
      THE VONS COMPANIES, INC. 1990 STOCK OPTION AND RESTRICTED STOCK PLAN
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                  The Vons Companies, Inc., a Michigan corporation ("Vons"), hereby approves and adopts the following amendments (collectively, the "Amendments") to The Vons Companies, Inc. Management Stock Option Plan and The Vons Companies, Inc. 1990 Stock Option And Restricted Stock Plan, as previously amended (collectively, the "Plans"), all of said Amendments to be effective upon consummation of the merger of SSCI Merger Sub, Inc., a Michigan corporation ("Merger Sub"), with and into Vons (the "Merger") under the Agreement and Plan of Merger dated as of December 15, 1996, as amended by the Amendment to Agreement and Plan of Merger dated as of January 8, 1997 (as amended, the "Merger Agreement"), by and among Vons, Safeway Inc., a Delaware corporation ("Safeway"), and Merger Sub (such time of consummation being referred to hereinafter as the "Effective Time"):

                  No options or restricted stock shall be granted under the Plans after the Effective Time.

                  Pursuant to the Merger Agreement and the various option agreements evidencing outstanding options under the Plans, each option previously granted under the Plans to acquire shares of common stock, par value $0.10 per share, of Vons ("Vons Common Stock") that is outstanding and unexercised as of the Effective Time (each, a "Stock Option") shall be assumed by Safeway and constitute an option to acquire, on the same terms and conditions as were applicable under such Stock Option prior to the Effective Time, the number (rounded up to the nearest whole number) of shares of common stock, par value $0.01 per share, of Safeway ("Safeway Common Stock") as the holder of such Stock Option would have been entitled to receive pursuant to the Merger had such holder exercised such Stock Option in full immediately prior to the Effective Time (not taking into account whether or not such Stock Option was in fact exercisable), at a price per share equal to (x) the aggregate exercise price for Vons Common Stock otherwise purchasable pursuant to such Stock Option divided by
(y) the number of shares of Safeway Common Stock deemed purchasable pursuant to such Stock Option. At and after the Effective Time, Safeway will honor all obligations with respect to such Stock Options under the terms of such Stock Options and the Plans as in effect on the date of the Merger Agreement.

                  The shares of Safeway Common Stock issuable and deliverable upon the exercise of a Stock Option, or any portion thereof, shall be issued shares which then have been reacquired by Safeway.

                  Each of the Plans shall hereafter be administered by the Compensation and Stock Option Committee of the Board of Directors of Safeway (the "Safeway Committee"), notwithstanding anything in the Plans to the contrary. The Safeway Committee may, in its discretion, delegate all or specified administrative duties and authority to the Chief Executive Officer or the Secretary of Safeway or both.
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                  All references in each Plan and the related Stock Option
agreements to the "Company," the "Company's common stock" or "Shares," and the "Committee" shall hereafter be deemed to be references to Safeway, Safeway Common Stock and the Safeway Committee respectively, notwithstanding any provisions in those documents to the contrary, and all terms used in these Amendments shall have the meanings given to such terms in the Plans, except as otherwise provided herein. Except as amended and modified by these Amendments, the Plans shall continue in full force and effect.

                  Dated: April 8, 1997



                                          THE VONS COMPANIES, INC.



                                          By:__________________________________
                                                 Michael C. Ross